Exhibit 99.1

Ad-Hoc

LION bioscience Announces Realignment

Cambridge, MA, USA, Heidelberg, Germany, November 18, 2004 – LION bioscience AG (Nasdaq: LEON) today announced that the recently appointed Supervisory Board of LION bioscience AG has concluded together with LION´s Executive Board that the previously published operating forecast for the current and next fiscal year cannot be achieved.

As a result, the Supervisory Board is in agreement with LION’s Executive Board that a realignment of the business is necessary. The top priority is reaching and maintaining profitability for the fiscal year 2005/2006. Going forward, the company will be focused solely on profitable activities and shall have an optimized organizational structure.

The business areas for bioinformatics (core product SRS) and cheminformatics (core product LeadNavigator™) shall be concentrated in the already existing subsidiaries headquartered in Cambridge, UK and Cambridge, MA, U.S., respectively. The Heidelberg office shall be reduced to host the core functions of headquarters as well as staff assigned to the cheminformatics partnership with Bayer AG.

As part of the realignment, LION yesterday announced changes in the Executive Board of LION bioscience AG. In addition, the company plans to reduce the number of employees from 142, as of September 30, 2004, to around 50 to 70 employees in the course of FY 2005/2006. Restructuring costs will occur mainly in the current fiscal year.

This realignment of the company is designed to achieve two major goals. The first major goal is to assure LION’s profitability in fiscal year 2005/2006. The allocation of new funds to the core business units from the headquarter shall be done only if the unit is profitable. The second major goal is to increase transparency for investors through a better description of LION´s assets. Currently, the company’s main assets, like the market leading SRS-System, are not adequately reflected in the company’s share price.

Contact:

Günter Dielmann, Tel.: +49 6221 4038-249, guenter.dielmann@lionbioscience.com

Tracy Coffey, Tel.: +1 857 919 9975, tracy.coffey@lionbioscience.com